02046870

1-12610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/1/02

For the month of July, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA REPORTS SECOND QUARTER 2002 RESULTS

- Television Broadcasting Sales Increased 13.1% -
- Television Broadcasting EBITDA Margin Increased to 39.0% -
- Net Sales Increased 10.1% -
- Net Income Amounted to Over Ps.1 billion -
- Ratings and Audience Share Substantially Increased to Even Stronger Levels -

- **Net Sales** increased 10.1% to Ps. 5,186,849 thousand in the second quarter of 2002 compared to Ps. 4,709,660 thousand in the same period of last year. This increase reflects the higher revenues from advertising sales related to the 2002 Korea-Japan World Cup representing Ps. 353,000 thousand, and a partial recovery in the advertising market. Television Broadcasting net sales increased 13.1% to Ps. 3,302,768 thousand in the second quarter of 2002.

- **EBITDA** increased 11.8% to Ps. 1,428,494 thousand during the second quarter of 2002 as compared with Ps. 1,277,727 thousand in the second quarter of 2001. The growth in EBITDA was positively affected by additional advertising sales related to the 2002 Korea-Japan World Cup. Moreover, EBITDA margin increased to 27.5% in the second quarter of 2002 from 27.1% in the same period of last year.

- National urban **ratings** and **audience share** reported by IBOPE confirm that in the second quarter of 2002, ratings and audience share showed a strong increase compared to the first quarter of 2002. Prime-time audience share grew from 69.8% to 76.1% and sign-on to sign-off audience share grew from 74.1% to 76.9%, as a result of our better-tuned programming. During the 2002 Korea-Japan World Cup, Televisa achieved a 70% audience share, reflecting our dominant position in broadcasting major events.

- In the second quarter of 2002, **net income** increased to Ps. 1,186,321 thousand compared to a net income of Ps. 248,412 thousand in 2001's comparable period. This increase reflects primarily the net gain on disposition of the Music Recording business, which was substantially concluded in April 2002.

Grupo Televisa, S.A., Av. Vasco de Quiroga 2000, Col. Santa Fe, México, D.F.01210

CONSOLIDATED RESULTS

MEXICO CITY, D.F., July 24, 2002 – Grupo Televisa, S.A. (NYSE:TV) today announced results for the second quarter ended June 30, 2002. Results, which are attached, are in thousands of Mexican pesos and have been prepared in accordance with Mexican GAAP, adjusted to pesos in purchasing power as of June 30, 2002, and present the Company's Music Recording results of operations and the net gain on disposition of this business segment as discontinued operations (for additional information see "Discontinued Operations"). Financial highlights are as follows:

	Three Months Ended June 30, 2002	2001
Net Sales[1]	Ps. 5,186,849	Ps. 4,709,660
Cost of Sales	3,020,263	2,741,948
Gross Profit	2,166,586	1,967,712
Selling Expenses	403,209	354,754
Administrative Expenses	334,883	335,231
Operating Expenses	738,092	689,985
Operating Cash Flow[2]	1,428,494	1,277,727
Operating Income	1,089,619	944,216
Integral Cost of Financing	216,358	45,920
Income from Discontinued Operations	1,113,798	9,119
Net Income	1,186,321	248,412

[1] See "-Results by Business Segment" for information regarding segment results.
[2] Operating Cash flow is defined as operating income before depreciation and amortization.

Net sales

Net sales increased 10.1% to Ps. 5,186,849 thousand in the second quarter of 2002 from Ps. 4,709,660 thousand in the second quarter of 2001. This increase is primarily attributable to higher revenues in the Television Broadcasting division from advertising time sold in connection with the World Cup in the amount of Ps. 353,000 thousand, as well as higher sales in the Programming for Pay Television, Programming Licensing, Publishing Distribution and Cable Television segments and the effect of a 10.4% depreciation of the Mexican peso compared to the U.S. dollar on foreign currency denominated sales in the second quarter of 2002 as compared to the effect of a 4.4% appreciation of the Mexican peso in the second quarter of 2001. Without this special event, revenues showed a 2.6% growth. These increases were partially offset by decreases in the Radio and Other Businesses segments.

Cost of sales

Total cost of sales increased 10.2% to Ps. 3,020,263 thousand in the second quarter of 2002 from Ps. 2,741,948 thousand in the second quarter of 2001. The increase reflects higher costs in the Television Broadcasting division associated with the production and transmission of the World Cup in the amount of Ps. 170,000 thousand as well as higher cost of sales in the Programming for Pay Television, Publishing, Publishing Distribution and Cable Television segments. Without the World Cup cost of sales would have increased by 3.3%. These increases were partially offset by decreases in the Programming Licensing, Radio and Other Businesses segments.

Operating Expenses

Operating expenses, including corporate expenses, increased 7.0% in the second quarter of 2002 to Ps. 738,092 thousand from Ps. 689,985 thousand reported in the same period of 2001. The increase is primarily due to an increase of 13.7% in selling expenses due to higher sales and a higher provision for doubtful trade accounts in the Television Broadcasting, Programming Licensing and Programming for Pay Television segments, resulting primarily from the economic contraction in Latin America.

Operating Cash Flow

Operating cash flow increased 11.8% to Ps. 1,428,494 thousand in the second quarter of 2002 from Ps. 1,277,727 thousand reported in the same period of 2001. Operating cash flow margin for the second quarter of 2002 increased to 27.5% from 27.1% in the same period of last year. These increases are primarily related to higher sales derived from the Television Broadcasting segment due to the transmission of the World Cup.

Operating Income

Operating income increased 15.4% to Ps. 1,089,619 thousand in the second quarter of 2002 from Ps.944,216 thousand reported in the same period of 2001. Operating margin increased to 21.0% in the second quarter of 2002 from 20.0% in the same period of 2001. These increases are primarily due to higher sales derived from the Television Broadcasting division due to the transmission of the 2002 World Cup, as well as higher sales in the Programming for Pay Television, Programming Licensing, Cable Television and Publishing Distribution segments.

Integral Cost of Financing

Integral cost of financing for the three months ended June 30, 2002 and 2001, consisted of (in thousands of Mexican pesos):

		2002		2001		Increase (decrease)
Interest expense	Ps.	299,683	Ps.	275,497	Ps.	24,186
Restatement of investment units ("UDIs")		44,725		46,646		(1,921)
Interest income		(166,365)		(277,380)		111,015
Foreign exchange loss (gain)-net		479,467		(124,239)		603,706
Foreign exchange loss-hedged		(498,573)		-		(498,573)
Foreign exchange loss from forward contracts		-		48,054		(48,054)
Loss from monetary position - net		57,421		77,342		(19,921)
	Ps.	216,358	Ps.	45,920	Ps.	170,438

Integral cost of financing increased to Ps.216,358 thousand during the second quarter of 2002 from Ps.45,920 thousand during 2001's comparable period. The increase of Ps.170,438 thousand reflects: (a) a Ps.603,706 thousand increase in net foreign exchange loss, which was primarily due to the 10.4% depreciation of the Mexican peso as compared to the U.S. dollar during the three months ended June 30, 2002 versus the 4.4% appreciation of the Mexican peso as compared to the U.S. dollar during the three months ended June 30, 2001; (b) a Ps.111,015 thousand decrease in interest income, as a result of a reduction in interest rates during the three months ended June 30, 2002 as compared to the three months ended June 30, 2001, as well as a lower average amount of temporary investments during the second quarter of 2002 as compared to the second quarter of 2001; and (c) a Ps.24,186 thousand increase in interest expense, primarily as a result of a higher level of debt outstanding during the second quarter of 2002 as compared to the second quarter of 2001.

These increases were partially offset by (a) a Ps.498,573 thousand net foreign exchange loss charged to other comprehensive loss in stockholders' equity and incurred in the three months ended June 30, 2002 in connection with the Company's long-term U.S. dollar debt securities maturing in 2011 and 2032, which exchange exposure is being hedged by the Company's net U.S. dollar investment in Univision beginning March 1, 2002; (b) a Ps.48,054 thousand decrease in loss attributable to outstanding foreign exchange contracts during the three months ended June 30, 2001, which were settled in the fourth quarter of 2001; (c) a Ps.19,921 thousand decrease in loss from monetary position, primarily as a result of a lower net asset monetary position during the second quarter of 2002 as compared to the second quarter of 2001; and (d) a marginal decrease of Ps.1,921 thousand in the restatement of the Company's UDI denominated debt.

Restructuring and Non-recurring Charges

Restructuring and non-recurring charges amounted to Ps. 372,244 thousand in the second quarter of 2002. These charges principally relate to the write-off of exclusive rights letters for soccer players, as well as personnel layoffs in our Television Broadcasting and Cable Television segments. Additionally, during the second quarter of 2002, we recorded an non-recurring charge for an aggregate amount of Ps.153,154 thousand, which relates to the drawdown by DirecTV under a letter of credit that we posted in connection with certain arrangements with DirecTV related to our rights to broadcast the World Cup. DirecTV claims that we violated these arrangements and we are in the process of bringing appropriate proceedings to try to recover the amount drawn under the letter of credit. No assurances can be given as to how this dispute will be resolved.

Other Expense-Net

Other expense-net amounted to Ps. 255,519 thousand in the second quarter of 2002, as compared to Ps. 152,529 thousand in 2001's comparable period. This increase reflects an increase in the amortization of goodwill, primarily in connection with the acquisition of shares of Univision in December 2001 and April 2002. Other expense-net for the second quarter of 2002 primarily includes the amortization of goodwill, an allowance for doubtful non-trade accounts receivable and expenses for professional services not related to the daily core operations of our business.

Income Taxes

Income tax, assets tax and employees profit sharing amounted to a net tax benefit of Ps.104,034 thousand for the second quarter of 2002, primarily as a result of an annual decrease in the corporate income tax rate starting in 2003 and continuing through 2005 when the corporate rate is 32%, and applicable to Mexican companies in accordance with the new Mexican Income Tax Law effective January 1, 2002. This rate decrease changed the estimate for the Company's deferred income tax liability as of January 1, 2002, and the impact of such change was recognized by the Company in the deferred income tax provision for the second quarter of 2002.

Equity in Losses of Affiliates

Equity in losses of affiliates increased to a loss of Ps.276,160 thousand in the second quarter of 2002 from a loss of Ps.158,388 thousand in 2001's comparable period. The increase of Ps.117,772 thousand, or 74.4%, primarily reflects an increase in the Company's equity losses of the DTH joint venture in Mexico ("Innova"), as described below, and an increase in the Company's equity losses of Sky Multi-Country Partners, the Company's DTH joint venture with interests in Colombia, Chile and Argentina.

During 2001 and the first half of 2002, the Company's investment in Innova represented a net liability position on the Company's consolidated balance sheet. This net liability position represented losses recognized in excess of the Company's capital contributions and long-term loans to Innova, and through the first quarter of 2002 was in excess of the outstanding long-term debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by the Company. Because of this net liability position, the Company discontinued the recognition of additional equity losses of Innova during 2001 and the first quarter of 2002. However, during the second quarter of 2002, the Company resumed the recognition of equity losses of Innova for the amount of Ps.181,626 thousand to maintain a net liability position of Ps.823,109 thousand as of June 30, 2002, which represented the outstanding long-term debt of Innova in respect to the transponder capital lease, being guaranteed by the Company as of that date.

During the second quarter of 2002, as a result of the continuing economic crisis in Argentina, Sky Multi-Country Partners announced that its wholly-owned subsidiary, Sky Argentina, will cease operations in July 2002. We own a 30% interest in Sky Multi-Country Partners, and News Corp., Globo Comunicacoes and Liberty Media own a 30%, 30% and 10% interest, respectively.

In April 2002, the Company and Clear Channel, the world's leading producer and marketer of live entertainment, completed a series of transactions and agreements to formalize our joint ventures *En Vivo* in Mexico and *Cardenas-Fernandez & Associates, Inc.* in the United States, in which each company has a 50% interest in these live entertainment enterprises. In the case of Mexico, the Company and Clear Channel reached an initial agreement to form *En Vivo* in the third quarter of 2001, when this venture started operations; however, a final joint venture agreement was not reached by the two parties until April 2002, with an additional agreement to extend the partnership to the U.S. Accordingly, beginning the second quarter of 2002, the Company accounts for its 50% joint venture investment by applying the equity method to the results of operations and net assets of *En Vivo*.

Discontinued Operations

On December 19, 2001, in connection with a series of transactions, the Company reached an agreement to sell its Music Recording business to Univision in exchange for consideration of 6,000,000 shares of Univision common stock and warrants to purchase 100,000 shares of Univision common stock which expire in December 2017. This sale was substantially completed in April 2002. The quoted market price of the shares of Univision common stock used to value this exchange transaction was U.S.$38.85 per share, which was based on the average of the closing prices for each of the trading days during the week of December 17, 2001 through December 21, 2001. Accordingly, the results of operations of this business through the closing date of the transaction in April 2002, as well as the gain on disposition of this business segment, net of related costs, expenses and taxes are reported as income from discontinued operations in the Company's consolidated statements of income for all periods presented. Also, in connection with this exchange transaction, the Company may have to pay certain adjustments to Univision in connection with an audit of the Music Recording business by Univision, which is still in process of being resolved by the parties. While the Company's management does not believe that any of these adjustments will be material in amount or impact, the Company can give no assurances in this regard.

Minority Interest

The Company's minority interest was Ps.849 thousand for the second quarter of 2002, as compared to Ps. 15,852 thousand for 2001's comparable period. The decrease primarily reflects a net loss of the Company's radio business, which is 50% owned by Grupo Prisa since October 2001, as well as a decrease in the net income of the Company's nationwide paging business, which is 49% owned by a subsidiary of Mobile Telecommunications Technologies Corp.

Net Income

In the second quarter of 2002, the Company had a net income of Ps.1,186,321 thousand compared to a net income of Ps. 248,412 thousand in 2001's comparable period. The increase of Ps. 937,909 thousand is due principally to:

- an increase in operating income of Ps.145,403 thousand;
- an increase in the net benefit of income taxes of Ps.101,556 thousand;
- an increase in income from discontinued operations of Ps.1,104,679 thousand;

- a reduction in the cumulative loss effect of accounting change of Ps.583 thousand; and
- a decrease in minority interest of Ps.15,003 thousand.

These variances were partially offset by a higher integral cost of financing of Ps. 170,438 thousand; an increase in restructuring and non-recurring charges of Ps. 38,115 thousand; an increase in other expense-net of Ps. 102,990 thousand; and a higher equity in losses of affiliates of Ps. 117,772 thousand.

RESULTS BY BUSINESS SEGMENT

The following tables set forth the net sales, EBITDA and operating income (loss) for each of the Company's business segments:

	Three months ended June 30, 2002	Three months ended June 30, 2001	% Change	Contribution to segment revenues
Net Sales				
Television Broadcasting	Ps. 3,302,768	Ps. 2,919,857	13.1%	62.8%
Programming for Pay Television	144,718	123,982	16.7%	2.7%
Programming Licensing	361,949	347,350	4.2%	6.9%
Publishing	426,512	427,933	(0.3%)	8.1%
Publishing Distribution	371,134	227,080	63.4%	7.1%
Cable Television	286,018	258,170	10.8%	5.4%
Radio	44,136	67,873	(35.0%)	0.8%
Other Businesses	324,786	375,107	(13.4%)	6.2%
Segment Revenues	5,282,021	4,747,352	10.8%	100.0%
Intersegment Operations[1]	(75,172)	(87,887)	-	
Disposed Operations[2]	-	50,195	-	
Consolidated Revenues	Ps. 5,186,849	Ps. 4,709,660	10.1%	

	Three Months Ended June 30, 2002	Margin	2001	Margin	% Change
EBITDA					
Television Broadcasting	Ps. 1,288,701	39.0%	Ps. 1,095,980	37.5%	17.6%
Programming for Pay Television	17,285	11.9%	20,452	16.5%	(15.6%)
Programming Licensing	67,532	18.7%	74,954	21.6%	(9.9%)
Publishing	92,304	21.6%	98,385	23.0%	(6.2%)
Publishing Distribution	15,168	4.1%	10,849	4.8%	39.8%
Cable Television	72,247	25.3%	73,057	28.3%	(1.1%)
Radio	(11,298)	(25.6%)	5,933	8.7%	-
Other Businesses	(68,238)	(21.0%)	(67,381)	(18.0%)	-
Corporate expenses	(45,187)	(0.9%)	(45,198)	(1.0%)	-
Segment EBITDA	1,428,494	27.1%	1,267,031	26.7%	12.7%
Disposed Operations[2]	-	-	10,696	-	-
Consolidated EBITDA	Ps. 1,428,494	27.5%	Ps. 1,277,727	27.1%	11.8%

[1] Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Disposed operations primarily reflects the results of operations of Merkatel and programming costs related to ECO.

Televisa

		Three Months Ended June 30,				
		2002	Margin	2001	Margin	% Change
Operating Income (Loss)						
Television Broadcasting	Ps.	1,072,378	32.5%	Ps. 884,049	30.3%	21.3%
Programming for Pay Television		7,001	4.8%	11,100	9.0%	(36.9%)
Programming Licensing		65,372	18.1%	71,517	20.6%	(8.6%)
Publishing		85,742	20.1%	87,685	20.5%	(2.2%)
Publishing Distribution		11,086	3.0%	7,793	3.4%	42.3%
Cable Television		39,655	13.9%	49,409	19.1%	(19.7%)
Radio		(15,387)	(34.9%)	(557)	(0.8%)	-
Other Businesses		(131,041)	(40.3%)	(130,350)	(34.8%)	-
Corporate expenses		(45,187)	(0.9%)	(45,198)	(1.0%)	-
Segment Operating Income		1,089,619	20.7%	935,448	19.7%	16.5%
Disposed Operations[1]		-	-	8,768	-	-
Consolidated Operating Income	Ps.	1,089,619	21.0%	Ps. 944,216	20.0%	15.4%

[1] Disposed operations primarily reflects the results of operations of Merkatel and programming costs related to ECO.

Television Broadcasting

The increase in Television Broadcasting sales of 13.1% is attributable to the presence of advertising revenues related to advertising time sold in connection with the 2002 Korea-Japan World Cup, representing Ps. 353,000 thousand for the second quarter of 2002. Without the World Cup, Television Broadcasting sales would have increased by 1.0% in the second quarter of 2002 as compared to the same period of last year, reflecting a marginal recovery of the advertising market from last year.

Television Broadcasting operating income increased 21.3% as a result of higher sales. This increase was partially offset by costs related to the transmission of the 2002 Korea-Japan World Cup, the production of reality television shows and a higher provision for doubtful trade accounts. Excluding the effect of the advertising revenues and costs related to the World Cup, operating income would have increased by 0.6% in the second quarter of 2002 as compared with the same period of last year.

Programming for Pay Television

The increase in Programming for Pay Television sales of 16.7% in the second quarter of 2002 as compared with the same period of last year was due to higher revenues from signals sold to pay television systems in Mexico.

Programming for Pay Television operating income decreased by Ps.4,099 thousand in the second quarter of 2002 as compared to the second quarter of 2001 due to higher signal costs, selling expenses and a higher provision for doubtful trade accounts related to Latin America.

Programming Licensing

The increase in Programming Licensing sales of 4.2% was due primarily to the translation effect on foreign currency denominated sales of Ps.8,097 thousand, as well as higher revenues from programming exports to Asia. Without this effect, Programming Licensing sales increased 1.8%. Royalties paid to the Company by Univision under the Univision Program Licensing Agreement remained flat compared to the same quarter of last year.

Programming Licensing operating income decreased Ps. 6,145 thousand, reflecting higher selling expenses due to a higher provision for doubtful trade accounts in Latin America.

Publishing

Publishing sales slightly decreased 0.3% to Ps. 426,512 thousand in the second quarter of 2002 from Ps. 427,933 thousand in 2001's comparable period due to the lower sales of magazines sold in the domestic and international markets as well as a reduction in the number of advertising pages sold in the international market. This decrease was partially offset by a positive translation effect on foreign currency denominated sales, representing Ps. 22,944 thousand.

Publishing operating income decreased by 2.2% in the second quarter of 2002 as compared with the same period of last year. This decrease reflects lower sales and higher selling expenses.

Publishing Distribution

In April 2002, the Company acquired an additional 50% stake in Publishing Distribution companies in Chile and Argentina, which were 50% owned by the Company before the acquisition. Accordingly, beginning May 2002, these businesses became wholly-owned subsidiaries of the Company and their results of operations from that date are presented on a consolidated basis in the Company's consolidated statement of income. For additional information see "Acquisition of Publishing Distribution Businesses in Chile and Argentina."

The increase in Publishing Distribution sales of 63.4% to Ps. 371,134 thousand in the second quarter of 2002 as compared with Ps. 227,080 thousand in 2001's comparable period, reflects the acquisition of the distribution centers mentioned above, as well as higher magazine sales in the international market and the positive translation effect on foreign currency denominated sales representing Ps. 14,704 thousand.

Publishing Distribution operating income increased 42.3% in the second quarter of 2002 as compared with 2001's comparable period primarily as a result of the acquisition of the Chilean and Argentinean distribution centers mentioned above.

Cable Television

Cable Television sales increased 10.8% in the second quarter of 2002 as compared to the second quarter of last year. Basic subscribers totaled 437,000 and digital subscribers 74,000 at the end of the second quarter of 2002.

Cable Television operating income decreased 19.7% year over year due to higher signal costs partially offset by higher sales related to the transmission of the World Cup.

In July 2002, Cablevisión announced a cost containment program, which involved the reduction of costs and expenses in areas across the entire subsidiary. In connection with this cost containment program, Cablevisión anticipates savings of Ps.14.0 million on an annualized basis, which will enable the subsidiary to achieve higher cash flow and operating margins.

Radio

Radio sales decreased 35.0% in the second quarter of 2002 as compared to the second quarter of 2001 due to a decline in advertising time sold, reflecting the difficult economic environment that is adversely affecting the Mexican radio industry as well as lower ratings obtained by our stations. In May 2002, in accordance with our business plan we started a review of our Radio costs and expenses. As a result we will reduce headcount by approximately 250 employees in this division.

Radio operating loss increased by Ps. 14,830 thousand in the second quarter of 2002 as compared with the same period of last year reflecting the strong reduction in revenues.

Other Businesses

The decrease in Other Businesses sales of 13.4% in the second quarter of 2002 as compared with the same period of last year was primarily due to lower sales in EsMas.com, as well as in the nationwide paging, distribution of feature film productions and dubbing businesses. This decrease was partially offset by higher revenues related to sporting events.

Other Businesses operating loss increased marginally by Ps. 691 thousand in the second quarter of 2002 as compared with the same period last year due primarily to a reduction in sales, partially offset by lower cost of sales and operating expenses.

DIRECT TO HOME SATELLITE SERVICES

Sky

The Company's Direct to Home Satellite Service ("DTH") continues to dominate the Mexican market under highly competitive conditions. During the second quarter of 2002, Innova's gross active subscriber base experienced a net decrease of approximately 6,000 subscribers as compared to the first quarter of this year, due to fewer subscriber additions resulting from the slowdown of the Mexican economy, the continued negative impact of the new 10% tax on telecommunications services, and the increase in cancellations associated with the repointing of satellite dishes and the lack of the 2002 Korea-Japan World Cup coverage. The gross active subscriber base as of June 30, 2002 represents a total of 695,300 subscribers.

Net revenues for the second quarter increased to Ps. 919.1 million, or 12.3%, as compared to the same period last year. This increase was primarily due to the positive effect of an increase in prices for Innova's services and Innova's campaigns to improve the quality of the active subscriber base and rate of collections. Cost of services and sales decreased by Ps. 23.3 million, or 8.0%, to Ps. 271.5 million for the second quarter of 2002 as compared to the same period of last year. This decrease was due primarily to lower subscriber acquisition costs as a result of fewer new additions along with other cost reductions. Total expenses of Ps. 373.7 million for the second quarter of 2002 increased by Ps. 56.0 million, or 17.6%, as compared to the same period of 2001, mainly due to higher marketing expenses and free special events offered to subscribers. EBITDA of Ps. 273.9 million for the second quarter of 2002 improved by Ps. 68.2 million, or 33.2%, as compared to the same period of 2001 due to higher revenues and lower cost of services and sales, which was partially offset by higher operating expenses. EBITDA margin increased 20% from 25% in the second quarter of 2001 to 30% in the second quarter of 2002. EBIT improved by Ps.42.9 million to Ps. 38.3 million in the second quarter of 2002 from a loss of Ps. 4.6 million for the second quarter of 2001. As a result, EBIT margin substantially increased from minus 1% for the second quarter of 2001 to a positive 4% for the second quarter of 2002.

OTHER RELATED INFORMATION

Acquisition of Publishing Distribution Businesses in Chile and Argentina

In April 2002, the Company acquired an additional 50% stake in Publishing Distribution companies in Chile and Argentina, which were 50% owned by the Company before the acquisition, for an aggregate amount of U.S.$ 3.6 million in cash, of which U.S.$3.1 million is related to the acquisition in Chile. Accordingly, beginning May 2002, these businesses became wholly-owned subsidiaries of the Company and their results of operations from that date are presented on a consolidated basis in the Company's consolidated statement of income. The Company recognized related goodwill as a result of this acquisition in the amount of Ps. 22,680 thousand resulting from the excess of the purchase price over the carrying value of the net assets of such companies.

Capital Expenditures, Acquisitions and Investments

In the first half of the year of 2002, the Company invested approximately U.S.$ 81.0 million in property, plant and equipment as capital expenditures for the acquisition of technical, transmission, computer and transportation equipment, of which approximately U.S.$ 12.0 million is related to Cablevisión. Additionally, in the same period of 2002 the Company invested approximately U.S.$ 28.6 million in Innova and its Multi-Country DTH venture in South America.

Debt

As of June 30, 2002, the Company's long-term debt amounted to Ps. 12,873,733 thousand, and its current debt was Ps. 1,215,250 thousand, as compared to Ps. 10,864,314 thousand and Ps. 394,735 thousand, respectively, as of June 30, 2001.

Effective March 1, 2002, the Company designated its net investment in shares of Univision as an effective hedge of both its U.S.$300 million Senior Notes due in 2011 and U.S.$ 300 million Senior Notes due in 2032. Consequently, beginning March 1, 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt will be credited or charged directly to equity (other comprehensive loss-foreign currency translation), as being hedged by the Company's net investment in shares of Univision.

Television Ratings and Audience share

National urban ratings and audience share data produced by IBOPE certify that Television Broadcasting **ratings** and **audience share** substantially increased in the second quarter of 2002 as compared to the first quarter of 2002. During the second quarter of 2002, total Televisa audience share increased to 76.1% in prime time; 75.6% in 16:00 to 23:00 hrs. and 76.9% in sign-on to sign-off.

During the 2002 Korea-Japan World Cup, Televisa achieved a 70% audience share, reflecting our dominant position in broadcasting major sporting events. Our program in prime-time "La Jugada del Mundial" was the most watched sports program in Mexico during the World Cup, achieving the highest number of sports viewers during the event. During the transmission of the games played by the Mexican National Soccer team, viewers rated Televisa as the number one option, garnering 60% more viewers than the competition, due to the popularity of our experienced commentators.

In the second quarter of 2002, we aired 92% of the 200 most popular programs. Channel 2 continues to be the leader in Mexican Television largely due to the success of the following telenovelas: "Salomé," "Entre el Amor y el Odio," "El Juego de la Vida" and "Cómplices al Rescate." From March 3 to June 16, 2002, Televisa launched the first ever reality television show in Mexico. "Big Brother" positioned itself as one of the most popular shows in the all-important 18-34 year demographic during its three months on the air. In the final episode, it maintained an audience share of 56.1% during 4 hours of transmission.

Outlook for 2002

At this time, we are projecting that for the third quarter of 2002, Television Broadcasting revenues will increase in the range of 2% to 3% compared to last year, based on the slight improvement in the advertising market.

We expect costs to be marginally stable in 2002 compared with last year, excluding costs and expenses associated with the World Cup.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND DECEMBER 31, 2001
(Thousands of Mexican pesos in purchasing power as of June 30, 2002)

ASSETS

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Current:		
Available:		
Cash	Ps. 444,162	Ps. 498,474
Temporary investments	6,247,547	5,274,702
	6,691,709	5,773,176
Trade notes and accounts receivable-net	4,357,153	8,999,695
Other accounts and notes receivable-net	1,180,215	924,973
Due from affiliated companies-net	406,074	422,612
Transmission rights, programs, films and production talent advances	4,255,025	4,158,162
Inventories	546,057	546,531
Other current assets	607,969	585,872
Current assets of discontinued operations	-	708,469
Total current assets	18,044,202	22,119,490
Transmission rights, programs and films	3,928,728	3,528,026
Investments	2,451,216	4,110,656
Property, plant and equipment-net	13,697,327	13,259,994
Goodwill and trademarks-net	7,661,523	2,964,855
Deferred costs-net	2,635,415	2,725,079
Other assets	466,690	670,768
Non-current assets of discontinued operations	-	39,650
Total assets	Ps. 48,885,101	Ps. 49,418,518

Televisa

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND DECEMBER 31, 2001
(Thousands of Mexican pesos in purchasing power as of June 30, 2002)

LIABILITIES

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Current:		
Current portion of long-term debt	Ps. 1,215,250	Ps. 343,616
Trade accounts payable	2,330,740	2,147,352
Taxes payable	304,972	277,490
Accrued interest	294,007	213,703
Other accrued liabilities	920,725	513,044
Current liabilities of discontinued operations	-	174,604
Total current liabilities	5,065,694	3,669,809
Long-term:		
Long-term debt	12,873,733	13,157,178
Other long-term liabilities	638,891	468,448
Total long-term liabilities	13,512,624	13,625,626
Deferred credits:		
Customer deposits and advances	7,023,565	11,085,262
Other liabilities:		
Deferred taxes	1,823,443	1,777,667
Pension plans and seniority premiums	46,390	38,331
	1,869,833	1,815,998
Total liabilities	27,471,716	30,196,695

STOCKHOLDERS' EQUITY

	June 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Contributed capital:		
Capital stock, no par value:		
Authorized and issued	7,392,799	7,392,799
Repurchased	(231,605)	(231,605)
Outstanding	7,161,194	7,161,194
Additional paid-in capital	209,784	209,784
	7,370,978	7,370,978
Earned capital:		
Legal reserve	1,149,672	1,080,617
Reserve for repurchase of shares	5,356,706	5,356,706
Unappropiated earnings	9,930,572	8,618,542
Accumulated other comprehensive loss	(4,687,697)	(5,587,593)
Net income for the period	1,253,533	1,381,085
	13,002,786	10,849,357
Total majority interest	20,373,764	18,220,335
Minority interest	1,039,621	1,001,488
Total stockholders' equity	21,413,385	19,221,823
Total liabilities and stockholders' equity	Ps. 48,885,101	Ps. 49,418,518

GRUPO TELEVISA, S. A.
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of June 30, 2002)

	Three months ended June 30,				Six months ended June 30,			
		2002 (Unaudited)		2001 (Unaudited)		2002 (Unaudited)		2001 (Unaudited)
Net sales	Ps.	5,186,849	Ps.	4,709,660	Ps.	9,588,223	Ps.	9,182,400
Cost of sales		3,020,263		2,741,948		5,657,171		5,461,473
Gross profit		2,166,586		1,967,712		3,931,052		3,720,927
Operating expenses:								
Selling		403,209		354,754		754,155		724,179
Administrative		334,883		335,231		660,612		697,126
		738,092		689,985		1,414,767		1,421,305
EBITDA*		1,428,494		1,277,727		2,516,285		2,299,622
Depreciation and amortization		338,875		333,511		684,061		675,765
Operating income		1,089,619		944,216		1,832,224		1,623,857
Integral cost of financing:								
Interest expense		299,683		275,497		551,921		562,433
Restatement of Investment Units ("UDIs")		44,725		46,646		80,664		91,011
Interest income		(166,365)		(277,380)		(309,258)		(548,286)
Foreign exchange loss (gain) - net		479,467		(76,185)		379,139		(31,308)
Foreign exchange loss hedged		(498,573)		-		(473,938)		-
Loss from monetary position - net		57,421		77,342		132,766		169,250
		216,358		45,920		361,294		243,100
Restructuring and non-recurring charges		372,244		334,129		470,814		420,035
Other expense-net		255,519		152,529		406,121		301,009
Income before taxes		245,498		411,638		593,995		659,713
Income tax and assets tax - current		219,734		61,349		492,586		350,238
Employees' profit sharing - current		7,208		11,154		14,637		17,424
Deferred income taxes		(330,976)		(74,981)		(495,582)		(136,209)
		(104,034)		(2,478)		11,641		231,453
Income before equity in results of affiliates, discontinued operations, cumulative effect of accounting change and minority interest		349,532		414,116		582,354		428,260
Equity in losses of affiliates -net		(276,160)		(158,388)		(374,552)		(223,549)
Income from discontinued operations -net		1,113,798		9,119		1,058,010		21,048
Cumulative loss effect of accounting change -net		-		(583)		-		(71,653)
Minority interest		(849)		(15,852)		(12,279)		(37,955)
Net income	Ps.	1,186,321	Ps.	248,412	Ps.	1,253,533	Ps.	115,951

(*) EBITDA is defined as operating income before depreciation and amortization.

GRUPO TELEVISA, S. A.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2Q, 3Q AND 4Q 2001, AND 1Q AND 2Q 2002 (SIGN-ON TO SIGN-OFF -- 6:00 AM TO MIDNIGHT) [1] MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	1 Q	Apr	May	Jun	2 Q
Channel 2																		
Rating	12.2	12.0	11.4	11.8	11.4	12.1	12.7	12.1	10.8	12.1	12.8	12.3	11.6	12.2	12.2	12.0	12.3	12.2
Share (%)	31.8	32.4	31.1	31.0	30.8	31.3	31.7	30.8	29.5	31.6	33.2	32.5	30.8	32.1	32.4	32.3	33.1	32.8
Total Televisa (2)																		
Rating	28.3	27.2	28.5	27.5	26.6	27.6	28.8	28.4	28.5	27.8	28.2	28.1	28.3	28.2	28.7	29.1	28.4	28.7
Share (%)	74.1	73.7	72.1	73.2	71.5	71.2	71.7	72.8	72.8	73.0	73.0	74.2	75.0	74.1	78.5	78.0	76.1	76.9

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2Q, 3Q AND 4Q 2001, AND 1Q AND 2Q 2002 (4:00 PM TO 11:00PM) [1] MONDAY TO SUNDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	1 Q	Apr	May	Jun	2 Q
Channel 2																		
Rating	18.3	18.1	17.1	17.7	17.4	17.5	19.0	18.5	18.5	18.5	20.0	18.9	17.3	18.7	17.6	18.2	18.3	18.0
Share (%)	33.6	33.8	32.4	32.4	32.1	31.3	32.9	32.3	31.1	33.3	35.0	34.2	31.4	33.6	32.2	33.5	34.7	33.5
Total Televisa (2)																		
Rating	39.2	38.2	38.5	38.7	38.6	38.1	39.8	39.5	38.7	38.1	40.1	39.8	39.8	39.9	40.9	41.6	39.7	40.7
Share (%)	71.9	71.4	69.8	70.9	67.8	68.2	68.8	68.7	69.0	70.6	70.3	71.9	72.5	71.6	74.6	76.9	75.2	75.6

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2Q, 3Q AND 4Q 2001, AND 1Q AND 2Q 2002 (TELEVISA PRIME-TIME–7:00 PM TO 11:00P.M.) [1][3] MONDAY TO FRIDAY

	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	1 Q	Apr	May	Jun	2 Q
Channel 2																		
Rating	21.9	22.0	20.8	21.2	21.8	23.4	23.8	22.7	20.8	22.9	24.5	23.7	21.1	23.1	21.5	21.6	21.9	21.7
Share (%)	35.6	37.8	34.9	34.4	35.5	36.1	36.0	34.2	34.1	36.2	37.2	36.8	33.4	35.8	34.1	35.2	36.7	35.4
Total Televisa (2)																		
Rating	44.7	43.5	41.6	43.1	41.2	44.0	44.4	43.9	39.7	44.6	44.9	44.9	46.0	44.9	46.5	47.9	45.5	46.8
Share (%)	72.7	72.0	69.7	70.1	67.7	67.9	67.3	68.3	65.2	70.4	68.1	68.9	71.3	69.8	73.9	77.9	76.4	76.1

NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 24 other cities with a population over 400,000. "Ratings" for a period refers to the number of television sets tuned into a television channel as a percentage of the total number of all television households and "audience share" means the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 are generally broadcast in 10 of the 26 cities other than Mexico City that are covered by national surveys, and programming on Channel 9 affiliates are broadcast in 22 of such cities.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: July 25, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President